Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS — Unaudited

(Dollars in Millions)

	Year Ended December 31
	2003	2002	2001	2000	1999
Portion of rentals representing interest	$63	$66	$54	$50	$47
Capitalized interest, including discontinued operations	41	16	27	19	26
Other interest and fixed charges, including discontinued operations	270	316	349	375	365

Total fixed charges (A)	$374	$398	$430	$444	$438

Earnings-pretax income with applicable adjustments (B)	$2,422	$1,446	$3,365	$1,884	$1,830

Ratio of (B) to (A)	6.48	3.63	7.83	4.24	4.18